April 23, 2015

Mr. Wilson K. Lee

Senior Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Medical Properties Trust, Inc.

Form 10-K for the year ended December 31, 2014

Filed March 2, 2015

File No. 001-32559

Dear Mr. Lee:

The purpose of this letter is to respond to your letter dated April 9, 2015. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.

Form 10-K for the fiscal year ended December 31, 2014

Financial Statements

3. Real Estate and Loans Receivable

Median Transaction, page 82

1.	It appears that you expect the second step of the Median Transaction to close in early 2015 and that this transaction is a sale/leaseback transaction where you will be acquiring the property subject to the transaction and then leasing it back to the seller. Please clarify whether you plan to account for the Median Transaction as a business combination or asset purchase. Your response should address the basis for your conclusion and cite the relevant facts, circumstances, and accounting literature relied upon. In addition, your response should outline all assets acquired and explain whether your acquisition will include any assets in addition to real estate property such as medical records, medical equipment, licenses, intangibles, and other components of the healthcare operations.

Mr. Wilson K. Lee

Securities and Exchange Commission

All of the real estate assets expected to be acquired as part of Step 2 of the Median transaction will be simultaneously leased back to the seller (as required per the purchase/sale agreements) and will be accounted for as an acquisition of a business. As part of this transaction, we expect to acquire land (unless subject to ground lease), land improvements, buildings (including fixed furniture/fixtures) and related lease intangibles, if any. We will not acquire medical records, medical equipment, intangibles, or other components of the healthcare operations – those assets will stay with the operator of the properties.

In determining whether our real estate property acquisitions are acquisitions of a business or an asset purchase, we use the guidance provided in Topic 805, Business Combinations. A business is defined as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” In the case of the Median transaction, the real estate being acquired is the “Input” of the business, the lease which is effective at the acquisition date (and a requirement to close on the real estate as stated above) is the “Process”, and the rent paid to us pursuant to the lease is the “Output”. As such, we have determined that the real estate assets to be acquired as part of the Median Transaction and leased back to the seller meet the definition of a business and will be accounted for as acquisitions of a business.

Concentration of Credit Risks, page 90

2.	You have disclosed that Prime represented or exceeded 20% of your total assets as of December 31, 2014 and 2013. These assets are leased to Prime under master lease agreements on a long-term, triple net-lease basis. As a result, it appears that financial information related to Prime would be relevant to investors given Prime’s concentration to your business. It appears such information was provided in previous years. Please clarify your basis for no longer providing such information and/or amend your 10-K to include such financial information.

Our concentration disclosure about Prime on page 90 includes both our investment in properties leased backed to Prime on a triple net-lease basis and our investment in properties for which we hold a mortgage loan. In total, these investments made up 20.0% and 24.5% of our total assets at December 31, 2014 and 2013, respectively; however, our investment in properties leased to Prime on a triple net-lease basis represents, in the aggregate, significantly less than 20% of our total assets as follows:

	Concentration %
Investment Type	December 31, 2014	December 31, 2013

Triple-net leases	12.6%	15.3%
Mortgage loans	7.4%	9.2%

Total	20.0%	24.5%

Pursuant to SEC Staff Training Manual, Topic II.B – Properties Subject to Net Lease, “the disclosure pertaining to a material lessee, including its audited financial statements if the investment exceeds 20% of total assets, should be provided in filings made under both the Securities Act and the Exchange Act.” Since our investments under a triple-net lease basis to Prime are below 20% of our total assets at December 31, 2014 or 2013, we do not believe Prime’s financial statements are required to be filed with our 2014 Form 10-K.

Mr. Wilson K. Lee

Securities and Exchange Commission

Medical Properties Trust, Inc. acknowledges that:

1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Medical Properties Trust, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer

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